Filed Pursuant to Rule 433
Registration No. 333-133852
BANK OF AMERICA CORPORATION
108,000,000 Depositary Shares, Each Representing a 1/1,000th Interest in a Share of
Bank of America Corporation 8.20% Non-Cumulative Preferred Stock, Series H
FINAL TERM SHEET
Dated May 20, 2008

Issuer:	Bank of America Corporation

Security:	Depositary Shares, each representing a 1/1,000th interest in a share of Bank of America Corporation 8.20% Non-Cumulative Preferred Stock, Series H

Ratings:	A1 (Moody’s) / A+ (S&P) / AA- (Fitch)

Size:	108,000,000 Depositary Shares

Public Offering Price:	$25 per depositary share

Maturity:	Perpetual

Trade Date:	May 20, 2008

Settlement Date:	May 23, 2008 (DTC)

Dividend Rate (Non-Cumulative):	8.20%

Dividend Payment Dates:	Beginning August 1, 2008, each February 1, May 1, August 1, and November 1.

Day Count:	30/360

Optional Redemption:	On any Dividend Payment Date on or after May 1, 2013 (subject to limitations described in the prospectus supplement dated May 20, 2008)

Underwriting Commissions(1):	$85,050,000

Net Proceeds (before expenses) to Bank of America Corporation(2):	$2,614,950,000

Book-Running Manager:	Banc of America Securities LLC

Joint Lead Managers:	Citigroup Global Markets Inc. Incapital LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. Incorporated UBS Securities LLC Wachovia Capital Markets, LLC

Senior Co-Managers:	Deutsche Bank Securities Inc. J.P. Morgan Securities Inc. Lehman Brothers Inc.

Listing:	NYSE

CUSIP for the Depositary Shares:	060505 765

(1)	To the extent of sales to certain institutions, the total underwriting commissions will be less than the total shown above.

(2)	To the extent of sales to certain institutions, the net proceeds will be more than the total shown above.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Bank of America Corporation or Banc of America Securities LLC will arrange to send you the prospectus if you request it by contacting Bank of America Corporation, Corporate Treasury — Securities Administration, at 1-866-804-5241, or Banc of America Securities LLC, toll free at 1-800-294-1322. You may also request a copy by e-mail from securities.administration@bankofamerica.com or dg.prospectus_distribution@bofasecurities.com.